EXHIBIT 99.1

Clementia Announces Cancellation of Fourth Quarter and Year-End 2018 Financial Results and Conference Call

MONTREAL, Feb. 26, 2019 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced that the company will not report its fourth quarter and year end 2018 financial results on Feb. 28, 2019, and will cancel the associated conference call and its participation in the 2019 SVB Leerink Global Healthcare Conference. These cancellations are due to the Feb. 25, 2019 announcement that Ipsen and Clementia have entered into a definitive agreement for Ipsen to acquire Clementia.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company is preparing for a 2019 NDA submission to the FDA to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for the prevention of heterotopic ossification (HO) associated with flare up symptoms in adults and children with fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of multiple osteochondromas (MO), also known as multiple hereditary exostoses (MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080